TNS House
Westgate
London
W5 1UA

t +44 208 967 1511
f +44 208 967 1446
maria.khan@tns-global.com

Maria Khan
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

26 April 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Form 88(2) return of allotments (21 April 2004) (x3)
2. Notification of interests of Directors – David Lowden
3. Notification of interests of Directors – Andy Boland
4. Form 288b – The Customer Equity Company – TR Richards
5. Memo to the London Stock Exchange – Announcement of full year results
6. RNS Announcement Status List - Notification of interests of Directors
7. Annual Return 363
    - Scher International Limited
    - TNS Field Limited
    - TNS Overseas Holdings (Alpha)
    - TNS Overseas Holdings (Beta)
    - TNS Overseas Holdings (Gamma)
    - TNS Overseas Holdings (Delta)
    - MRM Promotional Services Limited

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

Maria Khan

dlw 4/28

Encls.

F:\Users\CompanySecretarial 040101\Plc\Letters\040426 - (SEC) (Various docs).doc

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

21 April 2004

Dear Sir/Madam

Taylor Nelson Sofres plc
Forms 88(2) return of allotments

I enclose three completed forms of allotment of shares. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	01	03	2004
To	31	03	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	132500	140750	
Nominal value of each share	5 pence	5 pence	
Amount (if any) paid or due on each share *(including any share premium)*	136.75 p	86.25 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Address: 20 Moorgate, London Participant ID 142CN, Designated ESOS member a/c ESO UK Postcode: EC2R 6DA	Ordinary	154,066
Name: HSBC Bank plc Address: Global Custody Nominee, Mariner House, Pepsy Street, London, CREST ID BH01, a/c 909780 UK Postcode: EC3N	Ordinary	105,000
Name: Alison Martin Address: 13 Buxton Gardens, Actton London UK Postcode: W3 9LF	Ordinary	3,016
Name: Philip Marting Address: 13 Buxton Gardens, Actton London UK Postcode: W3 9LF	Ordinary	3,016
Name: Sarah Clark Address: 128 Shakespeare Road, Acton, London UK Postcode: W3 6SE	Ordinary	8,152

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/4/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	03	2004	31	03	2004

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2310		
Nominal value of each share	5 pence		
Amount (if any) paid or due on each share *(including any share premium)*	200 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address: 24 Pantmawr Road, Whitchurch, Cardiff	Ordinary	2,310
UK Postcode: C T 1 4 7 T P		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 2/4/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	03	2004	31	03	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1333	16504	20000
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	38 pence	47.48 pence	102 pence

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Address: 20 Moorgate, London Participant ID 142CN, Designated ESOS member a/c ESO UK Postcode: EC2R 6DA	Ordinary	29,306
Name: Peter Kerr Address: 36 Swithland Lane, Rothley, Leicester UK Postcode: LE7 7SE	Ordinary	1,333
Name: Patricia McCann Address: 13 Westmoreland Place, Ealing, London UK Postcode: W5 1QE	Ordinary	3,599
Name: Douglas Michael Owen Address: 13 Westmoreland Place, Ealing, London UK Postcode: W5 1QE	Ordinary	3,599
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21/4/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director DAVID LOWDEN
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) DAVID LOWDEN
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) DAVID LOWDEN	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

15. Total holding following this notification	16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 31 March 2004	18. Period during which or date on which exercisable 31 March 2009
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, number 180,000 ORDINARY SHARES, 5 PENCE EACH
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise NIL	22. Total number of shares or debentures over which options held following this notification 1,224,402

23. Any additional information GRANT OF OPTIONS UNDER THE TAYLOR NELSON SOFRES plc EMPLOYEE BENEFIT TRUST LONG TERM INCENTIVE PLAN	24. Name of contact and telephone number for queries JUDITH GEORGE, TEL: 020 8967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY Date of notification 31 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO [ ]

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director ANDY BOLAND
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) ANDY BOLAND
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) ANDY BOLAND	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

15. Total holding following this notification	16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 31 March 2004	18. Period during which or date on which exercisable 31 March 2007
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, number 200,000 ORDINARY SHARES, 5 PENCE EACH
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 199.5 PENCE PER SHARE	22. Total number of shares or debentures over which options held following this notification 200,000

23. Any additional information GRANT OF OPTIONS UNDER THE TAYLOR NELSON SOFRES 2001 EXECUTIVE SHARE OPTION PLAN	24. Name of contact and telephone number for queries JUDITH GEORGE, TEL: 020 8967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY Date of notification 31 March 2004

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1655Y	Taylor Nelson Sofres PLC	Director Shareholding		Released	16:36 31 Mar 04			Replace
2274W	Taylor Nelson Sofres PLC	Director Shareholding		Released	17:19 22 Mar 04			Replace
2914W	Taylor Nelson Sofres PLC	Director Shareholding		Released	07:00 3 Mar 04			Replace

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London
W5 1UA

t +44 208 967 1511
f +44 208 967 1446
maria.khan@tns-global.com

Maria Khan
Assistant to the Company Secretaria

File

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

23 March 2004

Dear Sir/Madam

The Customer Equity Company Limited
Registered No. 04049251
Terminating Appointment of Director

Please find enclosed a signed copy of the original Form 288b in respect of the resignation of Mr TR Richards as a Director for the above mentioned company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Maria Khan
Assistant to the Company Secretariat

Encls.

Companies House
— for the record —

288b

Terminating appointment as director or secreta

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 04049251

Company Name in full The Customer Equity Company Limited

	Day	Month	Year
Date of termination of appointment	26	06	2003

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Trevor John

Surname: Richards

	Day	Month	Year
†Date of Birth	29	03	1953

23/3/04

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/6/2003

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S. Bernsand, TaylorNelsonSofres plc
Westgate London, W5 IUA
Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

TNS House
Westgate
London
W5 1UA
United Kingdom

t +44 (0) 20 8967 4655
f +44 (0) 20 8967 1446

Fax

To: London Stock Exchange
Company Announcements Office

From: Judith George

Fax number: 0207-588-6057

Date: 5 February 2004

Total pages: 1

Dear Sirs

Taylor Nelson Sofres plc
Announcement of full year results for the year ended 31 December 2003

The board of Taylor Nelson Sofres has decided that the full year results for the year ended 31 December 2003 will be announced on Monday 8 March 2004.

Yours faithfully

Judith George
Assistant Company Secretary

Last Refreshed At
18:19 Mon, Mar 22 2004
UK Time

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director Shareholding		17:19 22 Mar 04		

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1.	Name of company TAYLOR NELSON SOFRES plc	2.	Name of director TRUSTEES FOR TNS:MOURANT & CO TRUSTEES LIMITED
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) MOURANT & CO TRUSTEES LIMITED
5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

SEE 2. ABOVE		PURCHASE OF SHARES BY TRUSTEES ON BEHALF OF TNS	
Number of shares/amount of stock acquired 2,000,000	**8.** Percentage of issued class 0.45%	**9.** Number of shares/amount of stock disposed N/A	**10.** Percentage of issued class N/A
Class of security ORDINARY SHARES: 5 pence each	**12.** Price per share 204.8798p	**13.** Date of transaction 18 March 2004	**14.** Date company informed 19 March 2004
Total holding following this notification 7,428,173		**16.** Total percentage holding of issued class following this notification 1.67%	

irector has been granted options by the company please complete the following boxes.

Date of grant N/A	**18.** Period during which or date on which exercisable N/A
Total amount paid (if any) for grant of the option N/A	**20.** Description of shares or debentures involved: class, number N/A
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	**22.** Total number of shares or debentures over which options held following this notification N/A
Any additional information On 19 March 2004, Trustees for the TNS Employee Benefit Trust Long Term Incentive Plan informed the company that a total of 2,000,000 shares were purchased on the transaction date mentioned above. The following directors are members of the aforementioned Long Term Incentive Plan – ANTONY BRIAN COWLING DAVID SOUTAR LOWDEN	**24.** Name of contact and telephone number for queries JUDITH GEORGE, TEL: 020 8967 4655

Name and signature of authorised company official responsible for making this notification
IAN PORTAL, GROUP COMPANY SECRETARY

of notification 22 March 2004

status list

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or Nelson Sofres PLC	Blocklisting Interim Review		16:44 4 Nov 03			Submit | Abandon

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S	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
W	Taylor Nelson Sofres PLC	Director Shareholding		Released	17:19 22 Mar 04			Replace
W	Taylor Nelson Sofres PLC	Director Shareholding		Released	07:00 9 Mar 04			Replace
V	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	16:47 27 Feb 04			Replace

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TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

24 March 2004

Dear Sir/Madam

Scher International Limited reg no. 2587875
Annual return for the period ended 1 March 2004

I enclose duly a completed and signed form 363s annual return for the above-named company together with a cheque for £15 being the filing fee due for the above company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

pp Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House

— for the record —

Company Name

SCHER INTERNATIONAL LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2587875

Information extracted from Companies House records on 7th February 2004

Section 1: Company details

Ref: 2587875/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
- Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7487 Other business activities	**SIC CODE** **Description**

Section 3: Share Capital

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY

Number of shares issued: 50,000

Aggregate Nominal Value of issued shares: £500.00

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

Aggregate Nominal Value of issued shares

st of past and present members *(Tick appropriate box)*

Please complete the required information on the attached schedules or in another format agreed by Companies House.

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 01/03/2003

REMEMBER:

Changes** to shareholder particulars or details of shares transferred to be **completed each year

A full list of shareholders is required with the first and every third Annual Return thereafter

List shareholders in alphabetical order or provide an index

List joint shareholders consecutively

Company Number - 2587875

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address		

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

19 April 2004

Dear Sir/Madam

TNS Field Limited reg no. 2597974
Annual return for the period ended 29 March 2004

TNS Overseas Holdings (Alpha) Limited reg no. 3965470
Annual return for the period ended 31 March 2004

TNS Overseas Holdings (Beta) Limited reg no. 3965472
Annual return for the period ended 31 March 2004

TNS Overseas Holdings (Gamma) Limited reg no. 3965469
Annual return for the period ended 31 March 2004

TNS Overseas Holdings (Delta) Limited reg no. 3968944
Annual return for the period ended 5 April 2004

MRM Promotional Services Limited reg no. 2802877
Annual return for the period ended 24 March 2004

I enclose duly a completed and signed form 363s annual return for the above-named companies together with a cheque for £90 being the filing fee due for the above company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC

20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House
— for the record —

Company Name
TNS OVERSEAS HOLDINGS (GAMMA) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
3965469
Information extracted from Companies House records on
6th March 2004

Section 1: Company details

Ref: 3965469/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7487** **Other business activities**	**SIC CODE** **Description**

mpany Number - 3965469

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Edward Frederick HOEFLING **Address** 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP **Date of birth** 17/07/1952 **Nationality** British **Occupation** Corporate Treasurer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____

Company Number - 3965469

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David PARRY **Address** 63 Kestrel Way Aylesbury Buckinghamshire HP19 0GH **Date of birth** 25/01/1964 **Nationality** British **Occupation** Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date David PARRY ceased to be director (if applicable) __ / __ / ____
• **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

ompany Number - 3965469

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100	Number of shares issued
	Aggregate Nominal Value of issued shares £100.00	Aggregate Nominal Value of issued shares
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100	Total number of shares issued
	Total Nominal value of shares issued £100.00	Total Nominal value of shares issued

At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.

Company Number - 3965469

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** INSTANT COMPANIES LTD **Address** 1 Mitchell Lane Bristol BS1 6BU **Shares held** *Class* *Number* Ordinary 1	Name ______ Address ______ ______ ______ UK Postcode **Shares held** *Class* *Number*	**Shares transferred by** INSTANT COMPANIES LTD *Class* *Number* *Date of transfer* __/__/____ __/__/____
> **Shareholder** **Name** TAYLOR NELSON SOFRES PLC **Address** West Gate London W5 1UA **Shares held** *Class* *Number* Ordinary 99	Name ______ Address ______ ______ ______ UK Postcode **Shares held** *Class* *Number*	**Shares transferred by** TAYLOR NELSON SOFRES PLC *Class* *Number* *Date of transfer* __/__/____ __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3965469

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] Date 19/04/2004

~~(Director~~ / Secretary)

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *31/3/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st March 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672230

Address:
TNS House
Westgate
London

DX number *if applicable*

DX exchange

Companies House
— for the record —

Company Name
TNS OVERSEAS HOLDINGS (DELTA) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
3968944
Information extracted from Companies House records on
13th March 2004

Section 1: Company details

Ref: 3968944/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Edward Frederick HOEFLING **Address** 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP **Date of birth** 17/07/1952 **Nationality** British **Occupation** Corporate Treasurer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David PARRY **Address** 63 Kestrel Way Aylesbury Buckinghamshire HP19 0GH **Date of birth** 25/01/1964 **Nationality** British **Occupation** Accountant	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date David PARRY ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1	Number of shares issued
	Aggregate Nominal Value of issued shares £1.00	Aggregate Nominal Value of issued shares
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1	Total number of shares issued
	Total Nominal value of shares issued £1.00	Total Nominal value of shares issued

- **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 3968944

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address West Gate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* / *Number*: Ordinary 1	**Shares held** *Class* / *Number* ______ ______	*Class* / *Number* / *Date of transfer* __/__/____

ompany Number - 3968944

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 19/04/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *5/4/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **5th April 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bensand

Telephone number *inc code*: 0208 9672230

Address:
TNS House
Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: W5 1UA

Companies House — for the record

Company Name
MRM PROMOTIONAL SERVICES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2802877
Information extracted from Companies House records on 28th February 2004

Section 1: Company details

Ref: 2802877/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address ______ ______ ______ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address ______ ______ ______ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address ______ ______ ______ UK Postcode
• Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 9305 Other service activities n.e.c.	**SIC CODE** **Description**

Company Number - 2802877

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ______
	Nominal value of each share £1.00	Nominal value of each share ______
	Number of shares issued 1,000	Number of shares issued ______
	Aggregate Nominal Value of issued shares £1,000.00	Aggregate Nominal Value of issued shares ______
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1,000	Total number of shares issued ______
	Total Nominal value of shares issued £1,000.00	Total Nominal value of shares issued ______

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

ompany Number - 2802877

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name TAYLOR NELSON SOFRES INTERNATIONAL LIMITED **Address** Westgate London W5 1UA **Shares held** *Class* / *Number* Ordinary / 1	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* ____ *Number* ____	**Shares transferred by** **TAYLOR NELSON SOFRES INTERNATIONAL LIMITED** *Class* ____ *Number* ____ *Date of transfer* __/__/____
Shareholder Name TNS UK LIMITED **Address** Westgate London W5 1UA **Shares held** *Class* / *Number* Ordinary / 999	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* ____ *Number* ____	**Shares transferred by** **TNS UK LIMITED** *Class* ____ *Number* ____ *Date of transfer* __/__/____

Company Number - 2802877

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

ompany Number - 2802877

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature _______________ (~~Director~~ / Secretary)

Date 19/04/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *24/3/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **24th March 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bensond

Telephone number *inc code*: 0208 9672230

Address: Westgate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA

Companies House

— for the record —

Company Name

TNS OVERSEAS HOLDINGS (BETA) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

3965472

Information extracted from Companies House records on

6th March 2004

Section 1: Company details

Ref: 3965472/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7487** **Other business activities**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2. Details of Officers of the Company

<table>
<tr><th></th><th>Current details</th><th>Amended details</th></tr>
<tr><td>> Company Secretary
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Company Secretary must be notified on form 288a.</td><td>Name
Ian John PORTAL

Address
8 Shakespeare Road
Harpenden
Hertfordshire
AL5 5ND</td><td>Name ______

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address ______
______
______
UK Postcode ____ ___
Date of change __ / __ / ____
Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____</td></tr>
<tr><td>> Director
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.</td><td>Name
Edward Frederick HOEFLING

Address
27 Newlyn Close
Bricket Wood
St. Albans
Hertfordshire
AL2 3UP

Date of birth 17/07/1952
Nationality British
Occupation Corporate Treasurer</td><td>Name ______

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address ______
______
______
UK Postcode ____ ___
Date of birth __ / __ / ____
Nationality ______
Occupation ______
Date of change __ / __ / ____
Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____</td></tr>
</table>

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David PARRY **Address** 63 Kestrel Way Aylesbury Buckinghamshire HP19 0GH **Date of birth** 25/01/1964 **Nationality** British **Occupation** Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date David PARRY ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon WRIGHT **Address** 29 Turney Road Dulwich London SE21 7JA **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Paul Simon WRIGHT ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 200	Number of shares issued
	Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 200	Total number of shares issued
	Total Nominal value of shares issued £200.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 3965472

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** INSTANT COMPANIES LTD **Address** 1 Mitchell Lane Bristol BS1 6BU **Shares held** *Class* Ordinary *Number* 1	Name ____ Address ____ UK Postcode ____ **Shares held** *Class* ____ *Number* ____	**Shares transferred by** INSTANT COMPANIES LTD *Class* ____ *Number* ____ *Date of transfer* __/__/____
> **Shareholder Name** TAYLOR NELSON SOFRES PLC **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary *Number* 99	Name ____ Address ____ UK Postcode ____ **Shares held** *Class* ____ *Number* ____	**Shares transferred by** TAYLOR NELSON SOFRES PLC *Class* ____ *Number* ____ *Date of transfer* __/__/____
> **Shareholder Name** TNS OVERSEAS HOLDINGS (EPSILON) LTD **Address** C/O Taylors Nelson Soyre Plc West Gate London W5 1UA **Shares held** *Class* Ordinary *Number* 100	Name ____ Address ____ UK Postcode ____ **Shares held** *Class* ____ *Number* ____	**Shares transferred by** TNS OVERSEAS HOLDINGS (EPSILON) LTD *Class* ____ *Number* ____ *Date of transfer* __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3965472

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 19/04/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *31/3/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st March 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bensand

Telephone number *inc code*: 0208 9672230

Address: Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange

Postcode: W5 1UA

Companies House

Company Name
TNS FIELD LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2597974
Information extracted from Companies House records on 6th March 2004

Section 1: Company details

Ref: 2597974/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 9305 Other service activities n.e.c.	**SIC CODE** **Description**

Company Number - 2597974

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 6 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change / / Date Ian John PORTAL ceased to be secretary (if applicable) / /
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Antony Brian COWLING ceased to be director (if applicable) / /

Company Number - 2597974

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share __________
	Nominal value of each share £1.00	Nominal value of each share __________
	Number of shares issued 2,000	Number of shares issued __________
	Aggregate Nominal Value of issued shares £2,000.00	Aggregate Nominal Value of issued shares __________
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2,000	Total number of shares issued __________
	Total Nominal value of shares issued £2,000.00	Total Nominal value of shares issued __________

- **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 2597974

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name TAYLOR NELSON SOFRES GROUP LTD **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary *Number* 1000	Name ______ Address ______ ______ ______ UK Postcode **Shares held** *Class* ______ *Number* ______ ______ ______	**Shares transferred by** **TAYLOR NELSON SOFRES GROUP LTD** *Class* ______ *Number* ______ *Date of transfer* __/__/____ ______ ______ __/__/____
Shareholder Name TAYLOR NELSON SOFRES PLC **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary *Number* 1000	Name ______ Address ______ ______ ______ UK Postcode **Shares held** *Class* ______ *Number* ______ ______ ______	**Shares transferred by** **TAYLOR NELSON SOFRES PLC** *Class* ______ *Number* ______ *Date of transfer* __/__/____ ______ ______ __/__/____

Company Number - 2597974

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address JK Postcode			
lame ddress K Postcode			

mpany Number - 2597974

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] ~~(Director /~~ Secretary)

Date 19/04/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *29/3/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **29th March 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsond

Telephone number *inc code*: 0208 9672230

Address: TNS House
Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange

Postcode: W5 1YA

Companies House
— for the record —

Company Name
TNS OVERSEAS HOLDINGS (ALPHA) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3965470

Information extracted from Companies House records on
5th March 2004

Section 1: Company details

Ref: 3965470/03/10	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House** **Westgate** **London** **W5 1UA**	Address ______ ______ ______ UK Postcode
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address ______ ______ ______ UK Postcode
Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address ______ ______ ______ UK Postcode
Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7487** **Other business activities**	**SIC CODE** **Description**

Company Number - 3965470

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change / / Date Ian John PORTAL ceased to be secretary (if applicable) / /
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Edward Frederick HOEFLING **Address** 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP **Date of birth** 17/07/1952 **Nationality** British **Occupation** Corporate Treasurer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Edward Frederick HOEFLING ceased to be director (if applicable) / /

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David PARRY **Address** 63 Kestrel Way Aylesbury Buckinghamshire HP19 0GH **Date of birth** 25/01/1964 **Nationality** British **Occupation** Accountant	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of birth __ / __ / ____ Nationality __________ Occupation __________ Date of change __ / __ / ____ Date David PARRY ceased to be director (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of birth __ / __ / ____ Nationality __________ Occupation __________ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 200	Number of shares issued
	Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 200	Total number of shares issued
	Total Nominal value of shares issued £200.00	Total Nominal value of shares issued

- **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 3965470

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** INSTANT COMPANIES LTD **Address** 1 Mitchell Lane Bristol BS1 6RU **Shares held** *Class* Ordinary — *Number* 1	Name ________ Address ________ ________ ________ UK Postcode ____ ___ **Shares held** *Class* ________ *Number* ____ ________ ____	**Shares transferred by** INSTANT COMPANIES LTD *Class* ____ *Number* ____ *Date of transfer* __/__/____ ____ ____ __/__/____
> **Shareholder Name** TAYLOR NELSON SOFRES PLC **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary — *Number* 99	Name ________ Address ________ ________ ________ UK Postcode ____ ___ **Shares held** *Class* ________ *Number* ____ ________ ____	**Shares transferred by** TAYLOR NELSON SOFRES PLC *Class* ____ *Number* ____ *Date of transfer* __/__/____ ____ ____ __/__/____
Shareholder Name TNS OVERSEAS HOLDINGS (EPSILON) LIMITED **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary — *Number* 100	Name ________ Address ________ ________ ________ UK Postcode ____ ___ **Shares held** *Class* ________ *Number* ____ ________ ____	**Shares transferred by** TNS OVERSEAS HOLDINGS (EPSILON) LIMITED *Class* ____ *Number* ____ *Date of transfer* __/__/____ ____ ____ __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address JK Postcode			

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 19/04/2004

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/3/2004***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st March 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address:
TNS House
Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____

Postcode: W5 1UA